[GRAPHIC OMITTED]


                      EMBRAER ANNOUNCES FOURTH QUARTER 2003
                        AND FULL YEAR RESULTS IN US GAAP

  The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the year ended December 31, 2002 were derived from our financial statements audited by Deloitte Touche Tohmatsu. The financial information for the fourth quarter 2002 and 2003 as well as for the year ended December
                             31, 2003 are unaudited.
    In order to better understand the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law ("Brazilian GAAP").

Sao Jose dos Campos, March 17, 2004 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
ERJ), one of the leading commercial aircraft manufacturers in the world, registered in 2003 net sales of US$2,143.5 million and net income of US$136.0 million, equivalent to diluted earnings per ADS of US$0.7807. The order backlog as of December 31, 2003 totaled US$28.1 billion, US$ 10.6 billion in firm orders and US$17.5 billion in options.

2003 in Perspective

The worldwide aviation industry continued to experience great difficulties in 2003. World economic growth remained below expectations and, when combined with the after-effects of the war in Iraq and the Severe Acute Respiratory Syndrome
(SARS) outbreak, caused full recovery of world airline traffic to be further postponed. Commercial aviation experienced the greatest crisis, with the large commercial airlines accumulating losses worldwide and the continuation of a high-risk rating for the industry, which led to a lack of funds available for structuring sales financing.

However, "Low-fare, low-cost" companies and regional airlines stood out in this adverse climate with their consistent and profitable growth.

Embraer, as well as other aircraft manufacturers, endured the consequences of these difficult industry conditions in 2003, experiencing cancellations and postponements of aircraft deliveries, as well as difficulties in structuring financial transactions in favor of our customers.

The delay in obtaining final certification ("type certification") for the EMBRAER 170 helped aggravate the situation, resulting in a further reduction in deliveries during 2003 and an increase in inventory levels of finished and under process products.

In light of these circumstances, we revised our schedule for jet aircraft deliveries in 2003 and, as a result, we delivered 101 of the 148 aircraft initially planned.

Nevertheless, we were able to obtain significant results despite the decrease in projected deliveries and the adverse environment surrounding our operations.

We have booked several new and noteworthy orders for the EMBRAER 170/190 family, which supports our belief that we have developed a comfortable, modern, high-performance product that is becoming widely accepted in the new world airline industry environment.

These new orders are significant, not only due to their economic significance and their impact on our operations for the next few years, but also because of their operational value to commercial aviation. The introduction of high-performance, lower-capacity aircraft allows the allocation of more appropriate equipment in accordance with each route's density while providing passengers with the same level of comfort of larger aircraft.

We have rebuilt our firm order backlog to a level of US$10.6 billion at year-end 2003, a US$1.6 billion increase as compared to year-end 2002. This volume of firm orders, added to US$17.5 billion in options, equals a total of US$28.1 billion.

Aware of the strategic and economic significance of the EMBRAER 170's entry into service, we concentrated all of our efforts in obtaining final type certifications from the Brazilian, US, and European aviation authorities, which were granted in February 2004.

In spite of the macro-economic events contrary to expansion in Business Aviation, we proceeded with an intense sales promotion effort and branding of the Legacy family. In line with our policy of continuous technological enhancement of our products throughout their life cycle, we announced new and important improvements to the Legacy's executive version, including an increase in range to 3,250 nautical miles (6,020 km).

In the Defense Market, we entered into an agreement with the Indian Government for the supply of five special executive version Legacy aircraft. This transaction gives us an important addition to our government customer base, in addition to affording an excellent outlook for commercial relations with India.

We ended the year with a US$222.1 million net cash position (cash and cash equivalents less total debt) and with accounts receivable 51.6% below the 2002 level. This result was achieved despite the adverse international financial scenario due to the support of the Brazilian Government, mainly through BNDES - Banco Nacional de Desenvolvimento Economico e Social. Through its policy in favor of increasing Brazilian exports, BNDES was able to finance a considerable volume of our exports in 2003.

As anticipated, we believe the trend toward migration of passengers from larger to smaller modern technology aircraft is now being confirmed by the world's airlines. This trend, together with the type certification obtained by and the entry into service of the EMBRAER 170, should lead to a vibrant and productive year for Embraer.

Fourth Quarter Highlights

o During the quarter, 30 jets were delivered, 23 to the commercial aircraft market, six Legacy to the corporate aircraft market and one EMB 145 to the defense market.

o Net sales were US$649.1 million, as compared to net sales of US$798.2 million for fourth quarter 2002 (4Q02), during which 41 jets were delivered.

o Net income was US$67.9 million, equivalent to earnings per diluted ADS of US$0.3874, as compared to the US$77.4 million recorded in 4Q02, equivalent to earnings per diluted ADS of US$ 0.4463.

o Embraer announced, on October 8, that its ERJ 135 aircraft was granted steep approach certification issued by both Brazilian and European regulatory authorities, allowing its operation at London City airport
     (LCY).

o On November 13 and December 08, 2003, Embraer announced that the EMBRAER 170 commercial airliner gained provisional type certification from the Brazilian and U.S. authorities. Final type certification was awarded from Brazilian, U.S. and European authorities in February 2004.

o The sale of five firm ERJ 145 LR and up to 25 options to Mexican carrier Aerolitoral was announced in November. Embraer aircraft will be the first regional jets to operate in the colors of a Mexican airline.

o The first aircraft produced by HEAI - Harbin Embraer Aircraft Industry Company Ltd., the joint venture established between Embraer with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., (companies controlled by AVIC II - China Aviation Industry Corporation II), was rolled out and completed its first flight on December 18.

o Embraer delivered on December 18, the first ALX Super Tucano multi-purpose military turboprop to the Brazilian Air Force (FAB).

o Embraer and Air Canada signed, on December 19, a commercial proposal for the sale of 45 EMBRAER 190s, with the possibility of options for 45 additional EMBRAER 190s.

Income Statement Highlights

A comparative table of the main items of Embraer's consolidated income statements is presented below for the three months ended December 31, 2002 and 2003 (4Q02 and 4Q03), the three months ended September 30, 2003 (3Q03) and for the fiscal years ended December 31, 2002 and 2003 (FY2002 and FY2003).


Income Statement                             3Q03        4Q02         4Q03       FY2002       FY2003
                                                 In US$ millions, except % and earnings per ADS

Net Sales                                    438.6        798.2       649.1      2,525.8      2,143.5
Gross Profit                                 166.9        312.3       238.7        994.1        808.4
Gross Margin (%)                              38.1         39.1        36.8         39.4         37.7
Selling, general, administrative             (78.9)      (113.9)     (106.0)      (340.8)      (339.9)
and other expenses
Research and development                     (38.9)       (45.7)      (47.4)      (158.5)      (173.2)
Employee profit sharing                        0.3        (10.2)      (12.5)       (25.2)       (20.4)
Income from operations                        49.4        142.5        72.8        469.6        274.9
Operating margin (%)                          11.3         17.9        11.0         18.6         12.8
Depreciation and Amortization                 15.9         14.9        11.0         55.6         58.9
Interest income (expense), net                (3.3)       (25.2)      (10.3)        80.4       (140.7)
Financial transaction gain                    (4.3)        15.1        (3.1)      (135.6)       (16.5)
(loss), net
Other non-operating income                    (9.8)        (0.5)       (1.3)        (1.4)        (9.4)
(expense), net
Income before income taxes                    32.0        131.9        58.1        413.0        108.3
Provision for income taxes                   (13.1)       (53.4)        9.7       (188.5)        27.9
Minority interest                              0.4         (1.1)        0.1         (1.9)        (0.2)
Net income                                    19.3         77.4        67.9        222.6        136.0
Net margin (%)                                 4.4          9.7        10.5          8.8          6.3
Earnings per ADS - basic                    0.1119       0.4487      0.3917       1.3192       0.7867
Earnings per ADS - diluted                  0.1113       0.4463      0.3874       1.3095       0.7807



Net Sales and Cost of Sales & Services

Net sales in FY2003 totaled US$2,143.5 million, 15.1% lower than the US$2.525,8 million recorded in FY2002. The decrease in Embraer's net sales during the period is primarily a consequence of fewer aircraft delivered to the commercial airline market. However, the 106.1% growth in Defense revenues, higher deliveries to the Corporate segment and increased revenues in Customer Services segments helped partially offset the down turn in commercial airline market.

A total of 101 jets, including 87 commercial jet aircraft, 13 Legacy corporate jets and one EMB 145 were delivered in FY2003.

Net sales for 4Q03 totaled US$649.1 million, 18.7% lower than the 4Q02 net sales of US$798.2 million. During 4Q03, 23 commercial jet aircraft were delivered, of which 22 were ERJ 145 and one was a ERJ 135. In addition to the deliveries to the commercial market, six Legacy aircraft were delivered to the corporate market and one EMB 145 was delivered to the defense market. In 4Q02, 36 commercial aircraft from the ERJ 145 family and five Legacy aircraft were delivered.


-------------------------------------------------------------------------------------------------
  Jets delivered per market         3Q03          4Q02         4Q03         FY2002       FY2003
Commercial                            17           36           23           121            87
ERJ 135                                4            2            1             3            14
ERJ 140                                6            6            -            36            16
ERJ 145                                7           28           22            82            57
Defense                                -            -            1             2             1
EMB 145                                -            -            1             1             1
Legacy                                 -            -            -             1             -
Corporate                              3            5            6             8            13
Legacy Executive/Shuttle               3            5            6             8            13
-------------------------------------------------------------------------------------------------
Total                                 20           41           30           131           101
-------------------------------------------------------------------------------------------------

Defense segment net sales increased 106.1%, from US$127.3 million in FY2002 to US$262.4 million in FY2003, due to the recognition of revenues related to the Mexican and Greek government programs for the EMB 145 MP and AEW&C, and the Brazilian government's program for the EMB 145 AEW&C, ALX, and F-5. Corporate Aviation net sales grew by 58.6% in FY2003, reaching US$229.8 million, as there were more Legacy aircraft deliveries. Embraer's net sales also include revenues from Customer Services & Other Related Business, which increased 17.5% from US$143.3 million in FY2002 to US$168.4 million in FY2003.


Net sales by segment               4Q02            4Q03           FY2002          FY2003
                                US$     %       US$     %       US$        %     US$         %
Commercial aviation             644.3   80.7    374.3   57.7    2,110.4  83.6    1,482.9   69.2
Defense aviation                 40.0    5.0     98.0   15.1      127.3   5.0      262.4   12.2
Corporate aviation               87.8   11.0    111.9   17.2      144.9   5.7      229.8   10.7
Customer services & other
  related business               26.2    3.3     64.9   10.0      143.3   5.7      168.4    7.9
------------------------------------------------------------------------------------------------
Total                           798.2  100.0    649.1  100.0    2,525.8 100.0    2,143.5  100.0
------------------------------------------------------------------------------------------------

Cost of sales and services for FY2003 totaled US$1,335.0 million, as compared to US$1,531.7 million in the previous year. Consequently, gross margin in FY2003 was 37.7%, as compared to 39.4% in FY2002. As approximately 10% of the cost of sales and services are real denominated, the 18.2% real exchange rate gain during the year resulted in a gross margin decrease.

Operating Expenses & Income from Operations

During FY2003, operating expenses totaled US$533.5 million, 1.7% higher than the FY2002 operating expenses of US$524.5 million. As a percentage of net sales, operating expenses increased from 20.8% in FY2002 to 24.9% in FY2003, due to fewer aircraft delivered and consequently lower net sales.

Selling expenses for FY2003 of US$206.2 million were relatively stable as compared to US$211.0 million recorded in FY2002.

Research and development (R&D) expenses totaled US$173.2 million in FY2003 as compared to US$158.5 million in FY2002. The total amount expended reflects the development of the new EMBRAER 170/190 jet family as well as improvements of the Legacy aircraft.

In 4Q03, R&D expenses reached US$47.4 million, relatively stable when compared to 4Q02.

The R&D expenses for 2004 and 2005 are estimated to be US$174 million and US$119 million, respectively. As the Company reaches the final development phase of the new EMBRAER 170/190 jet family, the expected research and development cost tends to decrease over the following years, as described below:

                     US$ MM           2004   2005
                    Commercial        139      72
                    Corporate          16      27
                    Others             19      20
                    Total R&D         174     119

In FY2003, general and administrative expenses totaled US$114.7 million, a 4.6% increase as compared to the previous year. The increase is primarily due to the effects on the real-denominated portion of this item resulting from the 18.2% appreciation of the real against the U.S. dollar in 2003, as approximately 80% of these expenses are denominated in reais.


Employee profit sharing is tied to the action plan and the meeting of specific goals, as well as dividend payments to Embraer's shareholders and recorded profit in accordance with Brazilian GAAP. The US$20.4 million recorded in FY2003 was based on the payment of interest on shareholders' equity declared/distributed during the year.


Other operating expense, net was US$19.0 million in FY2003, mainly represented by an expense of US$10.3 million related to a non cash charge market value adjustment on certain aircraft added to Embraer's portfolio.

Embraer's income from operations for FY2003 totaled US$274.9 million, less than the US$469.6 million recorded in 2002. In addition, operating margin for FY2003 was 12.8%, compared to the 18.6% recorded in 2002. The decline in operating margin is basically due to the decrease in net sales not matched by the same level of decrease in operating expenses.

Interest Income (expenses)


In US$ thousands                                4Q02         4Q03        FY2002          FY2003

Interest income                               29,948       39,992       103,594         114,326

Interest expense                              (23,851)     (36,470)     (81,967)       (129,695)

FX gain/loss                                  (10,128)     (14,007)       9,170         (25,868)

Gains/ losses on derivative instruments       (21,149)         102       49,659         (99,518)
-------------------------------------------------------------------------------------------------
Interest income (expense) , net                25,180       10,383       80,456        (140,755)
-------------------------------------------------------------------------------------------------
Averaqe R$/US$ exchange rate                   3.6773       2.8992       2.9285          3.0715
-------------------------------------------------------------------------------------------------
Final period R$/US$ exchange rate              3.5333       2.8892       3.5333          2.8892
-------------------------------------------------------------------------------------------------


Embraer's interest income (expense), net was an interest expense of US$140.7 million in FY2003, compared to an interest income of US$80.5 million in FY2002.

Embraer has entered into a number of derivative financial instruments, mainly swaps, intended to balance its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities, in relation to its forecast of future cash flow, particularly R&D and capital expenditures which are denominated mainly in reais. These swaps primarily convert its fixed and floating rate U.S. dollar-denominated debt and fixed and floating rate yen-denominated debt into CDI-based reais-denominated obligations. Because these swaps are not accounted for as hedging transactions under U.S. GAAP, these swaps are recorded at fair value on its balance sheet with unrealized gains and losses reflected as a component of interest expense.

Interest expenses increased from US$82.0 million in 2002 to US$129.7 million in 2003 mainly due to a US$491.1 million net increase in total outstanding debt.

Despite the higher average cash balance available in 2003, which generated 10.4% higher interest income, Embraer recorded an expense of US$99.5 million on derivative financial instruments and US$25.9 million expense related to net monetary and exchange variations due the effects of the appreciation of the real on net liabilities in foreign currencies, primarily taxes and social charges in dispute.

In 2002, due to the depreciation of the real against the U.S. Dollar, Embraer recognized US$49.7 million and US$9.2 million in gains on its derivative financial instruments and exchange variations, respectively.

Financial Transaction Gain (loss), net

Financial transaction gain (loss), net decreased from a loss of US$135.6 million in 2002 to US$16.5 million in 2003. These amounts reflect mainly the remeasurement of monetary assets and liabilities denominated in currencies other than the U.S. dollar that are adjusted to the U.S. dollar at the end of each period. In 2003, this loss resulted from the effect of the appreciation of the real against the U.S. dollar.

Other Non Operating Expenses

Another factor that contributed to the decrease of net income this year was the recognition of a non operating expense in the total amount of US$9.4 million. Of this amount US$9.2 million was related to an expense associated with the repossession of certain aircraft intended for Indigo, which had its contract cancelled in July, as previously announced. The Company is currently working to remarket these aircraft, in order to mitigate such expense.

Provision for Income Taxes


The provision for income taxes decreased from an expense of US$188.5 million in 2002 to a tax benefit of US$27.9 million in 2003. Embraer's statutory tax rate was 34% and the difference between the statutory and effective US GAAP tax rate is mainly due to deferred income taxes effects on foreign exchange gain (loss) as well as other permanent differences in the measurement of such tax payable.

As the U.S. dollar is the Company's functional currency, which results in permanent differences and translation gain or loss, that are deductible for income tax purposes, since the taxes on income are computed on the results presented by the Company under Brazilian GAAP.

Net Income

As a result of the foregoing factors, in 2003 net income was US$136.0 million, equivalent to US$0.7807 per diluted ADS, or 6.3% of net sales. Net income for 2002 was US$222.6 million, equivalent to US$1.3095 per diluted ADS, or 8.8% of net sales.

Embraer's net income in 4Q03 of US$67.9 million (equivalent to US$0.3874 per diluted ADS) was lower than the net income of US$77.4 million in 4Q02 (equivalent to US$0.4463 per diluted ADS). Net income as a percentage of net sales in 4Q03 was 10.5%, compared with the 9.7% in 4Q02.


Balance Sheet Highlights

As of December 31, 2003, Embraer's cash and cash equivalents were US$1,265.8 million. On the same date, short and long term loans (excluding non recourse debt) totaled US$1,043.7 million. Therefore, the Company had a net debt position (total loans minus cash and cash equivalents) of US$222.1 million.


Balance Sheet Data          December 31,    September 30,   December 31,
  In US$ million               2002             2003            2003

Cash and cash equivalents       656.8           881.3           1,265.8
Trade accounts receivable       735.9           980.9             356.4
Inventories                     880.3         1,126.6           1,172.9
Total assets                  4,285.5         5,432.9           5,956.0
Short & long term loans         552.6         1,059.7           1,043.7
Total liabilities             3,195.3         4,295.8           4,786.8
Net cash (debt)                 104.2          (178.4)            222.1
Shareholders' equity          1,090.2         1,137.1           1,169.2


Cash and Cash Equivalents

Of the total US$1,265.8 million balance in cash and cash equivalents, US$367.1 million is denominated in US dollars and the remaining 71% comprises investments primarily in reais. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities. This strategy also comprises expected future R&D and capital expenditures, substantially denominated in reais.

Trade Accounts Receivable

Embraer ended 2003 with total trade accounts receivable of US$356.4 million, a decrease of US$624.5 million from September 30, 2003. This decreased level was achieved due to the support of the Brazilian Government, mainly through BNDES - Banco Nacional de Desenvolvimento Economico e Social. Through its policy in favor of increasing Brazilian exports, BNDES was able to finance a considerable volume of our aircraft delivered in 2003.

Inventories

Inventories increased US$46.3 million from US$1,126.6 million at end of the 3Q03 to US$1,172.9 million at the end of 4Q03. Inventories are at high levels mainly due to following factors:

1. as part of the development of the new EMBRAER 170/190 jet family, Embraer maintains six EMBRAER 170 and two EMBRAER 175 prototypes as part of the certification process. In addition, Embraer is currently building the first EMBRAER 190 prototype which the roll out occurred on February 09, 2004 followed by its first flight on March 12, 2004.

2. the beginning of EMBRAER 170 serial production, the first delivery of which occurred on march 2004.

3. the Legacy corporate jets production cycle is longer than that of the ERJ 145 commercial jet family, primarily for assembly of the interior; and

4. higher supplier advances related to the defense products, a common practice within this segment.


Short Term and Long Term Loans

As of December 31, 2003, short and long term debt totaled US$1,043.7 million, of which 50.5% was related to long-term financing, compared to 48.9% on September 30, 2003.

Embraer has entered into a number of derivative financial instruments, mainly swaps, intended to balance its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities, considering its expected R&D and capital expenditures. Therefore, taking into account these swaps, total short term and long term loans of US$253.4 million are effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 16.71% per annum representing approximately 76.48% of the CDI.

The remaining US$790.6 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 4.57% per annum.


Capital Expenditures

Improvements and Modernization

Investments in the Company's improvements and modernization of industrial and engineering processes, machinery and equipment, totaled US$22.8 million during 4Q03, which when added to the US$42.0 million incurred during the first nine months of 2003 results in total capital expenditures of US$64.8 million in 2003.

Supplementary Information according to Corporate Law (Brazilian GAAP)

Today Embraer also reported its FY2003 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below follows a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 2003 totaled R$6,570.6 million and gross profit was R$2,350.8 million, with a gross margin of 35.8%. Income from operations for the period (including employee profit sharing) totaled R$1,242.8 million, with an operating margin of 18.9%. Income before taxes was R$839.2 million (12.8% of net sales). Income tax and social contribution totaled R$(249.8) million, representing an effective tax rate of 29.8%. Net income for the period totaled R$587.7 million (8.9% of net revenues).

The Commercial, Corporate, and Defense Markets


The Commercial Airline Market

The commercial airline industry experienced a number of difficulties in 2003, beginning with the aftermath of the 2001 terrorist attacks which became aggravated by war in the Middle East. In addition to these circumstances, the impact of the Severe Acute Respiratory Syndrome - SARS - outbreak in Asia, though relatively confined, caused a significant reduction in the demand for air travel in that region.

"Low-fare, low-cost" carriers have been affected the least by the crisis, showing consistent profitability and expanding their market share. Regional airlines also played an important role during 2003, servicing profitably and with lower-capacity jet aircraft the routes inefficiently covered at the time by larger jet aircraft.

We believe several companies are considering including new 50- to 100-seat commercial jet aircraft in their plans for recovery and modernization, with a view toward resolving the issues relating to excess demand, availability of seats, number of flights and route density.

These factors indicate that the commercial aviation business is not facing just a periodic crisis, but rather is experiencing a period of great change, from which should result a more agile and better cost-structured financing system leading to more profitable operations. As a result, we believe that the initiatives established by our 1999 business plan and the development of the EMBRAER 170/190 jet family have enabled Embraer to place itself in a strategic and favorable market position going forward.

In order to address the needs of the commercial airline market, Embraer developed the EMBRAER 170 aircraft (70 to 78 seats), the EMBRAER 175 aircraft (78 to 86 seats), the EMBRAER 190 aircraft (98 to 106 seats), and the EMBRAER 195 aircraft (108 to 118 seats) with 89% parts commonality across the family.

Embraer is currently the only aircraft manufacturer that offers a complete 70- to 110-seat product range with a level of comfort, operating costs, and performance in line with the reality of the global commercial aviation industry.

Embraer was also affected by the unfavorable circumstances experienced by the commercial aviation industry in 2003. In early 2003, we re-scheduled deliveries of the ERJ 145 XR model to ExpressJet (Continental Express), decreasing to 36 units delivered in 2003 instead of the 48 initially planned. This announcement was followed by another regarding SWISS, which postponed the deliveries of the EMBRAER 170 for one year and reduced the total number of aircraft on order from 60 to 30 firm orders (15 EMBRAER 170 and 15 EMBRAER 195), and from 100 to 20 purchase options. In addition to these events, the postponement of the EMBRAER 170's final certification by the Brazilian, US and European regulators forced us to again readjust our delivery schedules.

Despite the downturn in industry conditions, we announced two significant orders in the first half of 2003. The first was a firm order for 85 EMBRAER 170s and 50 options by US Airways, which had just emerged from Chapter 11. The timing of this order is indicative of the key role intended for this type of aircraft in this company's recovery and restructuring.

The second order was the firm order for 100 EMBRAER 190 aircraft and 100 options by JetBlue, a "low-cost, low-fare" carrier. We believe this is the first example of a low-cost, low-fare carrier choosing lower capacity aircraft as a part of its growth strategy.

Embraer also entered into agreements in 2003 with LOT Polish Airlines, the German airline Cirrus and one undisclosed customer, involving a total of 17 firm orders and 22 options for the EMBRAER 170. We also received our first orders by Mexican and Canadian airlines, important commercial aviation markets. The Mexican airline Aerolitoral placed five firm orders and purchased 25 options for the ERJ 145, with first deliveries projected for 2004. Air Canada signed a proposal for the purchase of 45 EMBRAER 190 aircraft and options for an additional 45 units. As this contract is still in its negotiation stage, its value is not included in Embraer's backlog.

Other significant events in 2003 included the delivery in May to Alitalia Express of the 700th aircraft of the ERJ 145 family. In addition, at the end of 2003, the ERJ 135 was certified to operate at London City airport in England, and the first ERJ 145 aircraft produced by Harbin Embraer Aircraft Industry Company Ltd - HEAI, was rolled out and took its maiden flight.

The EMBRAER 170's certification campaign proceeded during 2003, involving seven aircraft and more than 2,500 hours of flight and ground tests and leading to certification in February 2004. The EMBRAER 175 took its maiden flight in July and is undergoing its certification campaign, with conclusion estimated for the last quarter of 2004.

The first EMBRAER 190 completed fuselage assembly in October, the same month of delivery of the first wings produced by Kawasaki Aeronautica do Brasil at their Gaviao Peixoto Unit, in the State of Sao Paulo. On

February 9, 2004, the EMBRAER 190 was introduced to the international community at a celebration at Embraer's main industrial facility in Sao Jose dos Campos, attended by Brazilian President Luiz Inacio Lula da Silva.

In 2003, the ERJ 145 family was also certified by the Interstate Aviation Committee, the authority in charge of airworthiness and environmental requisites in Russia and all twelve members of the Commonwealth of Independent States
(CIS), which we expect will lead to the placement of this jet family in this intensely and quickly changing market in the medium-term.

As of December 31, 2003, the Commercial Airline Market segment had the following backlog position:


--------------------------------------------------------------------------------

 Aircraft       Firm orders       Options    Deliveries      Firm order backlog
--------------------------------------------------------------------------------
 ERJ 135            122              7           105                 17
--------------------------------------------------------------------------------
 ERJ 140            94              20           74                  20
--------------------------------------------------------------------------------
 ERJ 145            675             475          531                144
--------------------------------------------------------------------------------
 EMBRAER 170        120             125           -                 120
--------------------------------------------------------------------------------
 EMBRAER 190        110             150           -                 110
--------------------------------------------------------------------------------
 EMBRAER 195        15              30            -                  15
--------------------------------------------------------------------------------
 Total             1,136            807          710                426
--------------------------------------------------------------------------------

Corporate Aircraft

The recession of aviation activity worldwide was even more acute in the case of corporate air travel. In the light of general economic slowdown and the subsequent decline in corporate performance, decisions concerning purchases of new corporate jets were typically postponed or filled by used aircraft.

Despite the prevailing depressed conditions in this area, Embraer has proceeded with an intense commercial and branding program for the Legacy family.

Notwithstanding these adversities, some of the sales campaigns involving the Legacy family were successful. Two key events deserve emphasis: the first aircraft sale to a Swiss company, and the first sale to a fractional ownership company, Flight Options. In August, Flight Options ordered four executive versions of the Legacy.

On the other hand, the American company Indigo cancelled its contract in May for 23 firm orders and 50 options for the shuttle version of the Legacy.

The Defense Market


The trend experienced in 2001 and 2002 towards increased expenditures in Defense and National Security programs was confirmed in 2003, particularly in the United States. Concerns with national security and the establishment of effective means for acquiring it are not only the prerogative of more highly developed nations. A wide range of countries share these concerns, according the geopolitical realities faced by each.

Embraer offers aircraft with high technological content and operating efficiency and at reasonably competitive prices and operating costs. We believe this factor is a crucial differentiator in the implementation of national security policies and strategies by developing countries.

Embraer's strategy consists of offering customers integrated products for diversified missions such as: intelligence, surveillance, and reconnaissance
(ISR) with the EMB 145 AEW&C, MP/ASW, and AGS; training and combat aircraft with the ALX Super Tucano, AMX, and AMX-T; and personnel transport with the EMB 135/145, Legacy, and EMB 120 Brasilia.

In March 2003, the first EMB 145 AEW&C (Airborne Early Warning and Control) aircraft ordered by the Mexican government was introduced to the Mexican authorities and performed its first flight during a ceremony held at Sao Jose dos Campos.

In December 2003, the first EMB 145 AEW&C was delivered to the Greek air force's European subcontractor, where the special equipment will be installed for its specific missions that include operations within the sphere of the North Atlantic Treaty Organization (NATO). This aircraft is part of an order of four EMB 145 AEW&C.

Embraer delivered the three remaining ISR aircraft to the Brazilian SIVAM Program in June, July, and December of 2003.

The serial production of the ALX Super Tucano aircraft ordered by the Brazilian Air Force began at the Gaviao Peixoto industrial plant in August 2003. The contract with Brazil totals 76 units and a possible 23 additional aircraft.

In our effort to achieve a consistent, significant, and lasting role in the United States Defense market, Embraer made two strategic moves in 2003. In June, Embraer announced its intention to open an industrial plant in Jacksonville, Florida for the assembly of aircraft intended for the United States defense and national securities markets, which would fully qualifying the company as a supplier for US Government programs. Effective implementation of this facility depends on closing defense contracts in the United States. In July, Embraer announced it had joined the Lockheed Martin team in its proposal to supply the U.S. Army with a next-generation battlefield surveillance system know as Aerial Common Sensor (ACS). If the bid is successful, Embraer would supply the airborne platform based on its ERJ/EMB 145 regional jet, produced at its facility in Jacksonville.

Under a contract to modernize and re-equip the Brazilian Air Force's supersonic Northrop F-5 fighters, the first F-5BR version was officially presented in December 2003. We believe that the F-5BR, with its new navigating systems, on-board computers, and multi-mode radars, will be a match for, or even exceed, the performance of other modern fighter aircraft.

Two additional important contracts were finalized in 2003 for the sale of defense aircraft. In October, Embraer contracted with the Indian Government for five special executive version Legacy aircraft. This transaction represents a material increase in our governmental customer base and provides us with good prospects for a commercial relationship with India. In addition, a contract was executed in December for the sale of two ERJ 145 aircraft to SATENA, a Colombian state-owned airline.

In 2003, the Brazilian Ministry of Defense resumed the selection process for the supply of as many as 24 supersonic jet aircraft under the country's F-X program. Embraer and its joint venture partners Dassault, Thales, and Snecma submitted a new proposal in October for this program, offering the Mirage 2000 BR supersonic fighter, developed through a complete industrial program with Embraer's full technological control over the project.


Backlog

Embraer's firm order backlog, including those orders by the Commercial, Corporate, and Defense Markets, at the end of FY2003 was US$10.6 billion, which added to options totaled US$28.1 billion. Below is the total backlog at the end of each quarter for the last five quarters:

                        Backlog
                        US$ billions

                4Q02          1Q03          2Q03            3Q03            4Q03
--------------------------------------------------------------------------------
Options         13.2          11.3          16.8            17.3            17.5
Firm Orders      9.0           7.9          10.3            10.4            10.6
--------------------------------------------------------------------------------
Total           22.2          19.2          27.1            27.7            28.1

Investor Relations

Embraer's American Depositary Shares (ADS) trade on the New York Stock Exchange
(NYSE) and reached a price level per ADS of US$35.39 on the last business day of 2003, representing a 122.6% appreciation in 2003.

Embraer's common (ON) and preferred (PN) shares trade on the Sao Paulo Stock Exchange (BOVESPA) and recorded an appreciation in value in 2003 of 50.8% and 83.6%, respectively. During the same period, the Bovespa index increased 97.3%.

Embraer's shares experienced a considerable increase in liquidity in the Sao Paulo and New York markets. During 2003, the average daily trading volume of its ADSs on the NYSE was 444 thousand ADSs, corresponding to a financial volume of US$8.3 million, a 38.0% increase compared to 2002, during which the average daily trading volume was 312 thousand ADSs, equivalent to US$6.0 million. The average daily trading volume of the preferred and common shares on the Brazilian stock markets in 2003 was approximately 962 thousand and 246 thousand, corresponding to a financial volume of R$13.4 million and R$2.8 million, respectively. The average daily trading volume on the Sao Paulo Stock Market in 2002 was approximately 750 thousand preferred shares, corresponding to R$6.0 million, and 185 thousand common shares, equivalent to R$2.0 million.


Recent Events

Harbin Embraer secures launch order to China Southern Airlines

Harbin Embraer announced on February 2, 2004 the sale of six ERJ 145s to China Southern Airlines. This contract marks the first order placed by a Chinese airline with Harbin Embraer Aircraft Industry Co. Ltd. (HEAI), the joint venture between Brazil's Embraer, and China's Harbin Aircraft Industry Co. Ltd. (HAI) and Hafei Aviation Industry Co. Ltd. (HAFEI), both controlled by China Aviation Industry Corporation II (AVIC II).

Under the agreement with China Southern, deliveries are expected to start in June 2004 and stretch until January 2005.

As Embraer controls 51% of the joint venture, deliveries by the Joint Venture will be consolidated into the volume of 160 jets expected to be delivered by Embraer during the course of 2004.

EMBRAER 170 final type certification and initial deliveries

On February 2004, the EMBRAER 170 jet aircraft, was awarded type certification from Brazilian, U.S. and European authorities, paving the way for deliveries to start in key markets of the world. Deliveries started on March 2004, to LOT Polish Airline, Alitalia and US Airways.

EMBRAER 190 Roll out

On February 09, 2004, Embraer opened the gates of its main Brazilian manufacturing facility in Sao Jose dos Campos to roll out the EMBRAER 190, the largest commercial airplane ever manufactured in Brazil. The rollout ceremony was attended by Brazilian President Luiz Inacio Lula da Silva, Sao Paulo State Governor Geraldo Alckmin, cabinet ministers, customers, partners and suppliers, Brazilian and international news media as well as Embraer employees.

EMBRAER 190 maiden flight

On March 12, 2004, the maiden flight of the EMBRAER 190 was announced, the third member of a family of new-generation commercial jets specifically designed for the untapped 70- to 110-seat market. The first flight marked the beginning of the EMBRAER 190's flight test campaign, which will be conducted at Gaviao Peixoto, in the interior of Sao Paulo state.

Republic Airways Holdings placed a firm order of 16 ERJ 145s

Embraer announced on March 15, 2004, an option conversion from Republic Airways Holdings, parent company of Chautauqua Airlines, for 16 ERJ 145LR regional jets. Deliveries will begin in May and run through September 2005.

The all-jet airline currently operates a fleet of 85 Embraer regional jets, including 55 ERJ 145s, 15 ERJ 140s and 15 ERJ 135's. All of its flights are operated under its major airline partner brand, such as AmericanConnection, Delta Connection and US Airways Express. Republic Airways Holdings still holds 34 options for Embraer aircraft.

Conference Call Information

Embraer cordially invites you to participate in a conference call to review its 2003 Results in US GAAP, to be held on March 18, 2004 at 10:00 a.m. Eastern Standard Time.

Dial in numbers:
US Participants:                (1 888) 340-8477
International Participants:     (1 786) 924-8430
Brazilian Participants:         (11)4613-0501
Security Access Code: Embraer

The conference call will also be broadcast live over the Internet:
                        www.embraer.com



For additional information please contact:
Embraer - Empresa Brasileira de Aeronautica S/A

Anna Cecilia Bettencourt
(55 12) 3927 1216
acecilia@embraer.com.br

Daniel Bicudo
(55 12) 3927 1106
dabicudo@embraer.com.br

Milene Petrelluzzi
(55 12) 3927 3054
milene.petrelluzzi@embraer.com.br




--------------------------------------------------------------------------------
This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
--------------------------------------------------------------------------------

                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)


                                     ASSETS

                                       As of September 30,    As of December 31,
                                               2003                  2003
 Current assets:
------------------------------------------------------------------------------
 Cash and cash equivalents                     881,334             1,265,820
 Trade accounts receivable                     980,959               356,401
 Collateralized accounts receivable             76,163               102,110
 Inventories                                 1,110,909             1,158,061
 Deferred income tax assets                     96,909               102,533
 Other current assets                           87,790               349,080
------------------------------------------------------------------------------
 Total current assets                        3,234,064             3,334,005
------------------------------------------------------------------------------
 Noncurrent assets:
------------------------------------------------------------------------------
 Held to maturity investments                   25,052                28,661
 Collateralized accounts receivable          1,271,786             1,648,849
 Inventories                                    15,700                14,770
 Property, plant and equipment, net            431,320               402,663
 Investments                                     4,796                 4,795
 Deferred income taxes                          93,238                95,984
 Other noncurrent assets                       356,937               426,271
------------------------------------------------------------------------------
 Total noncurrent assets                     2,198,829             2,621,993
------------------------------------------------------------------------------
 Total assets                                5,432,893             5,955,998
------------------------------------------------------------------------------

                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       As of           As of
                                                   September 30,    December 31,
                                                       2003            2003
 Current liabilities:
------------------------------------------------------------------------------
 Loans                                                   541,459     517,014
 Accounts payable to suppliers                           331,351     404,065
 Customer advances                                       483,334     448,648
 Non recourse debt                                        76,163     102,110
 Other accounts payable and accrued liabilities          656,971     694,541
 Contingency                                               7,864       8,750
------------------------------------------------------------------------------
 Total current liabilities                             2,097,142   2,175,128
------------------------------------------------------------------------------
 Long term liabilities:
------------------------------------------------------------------------------
 Loans                                                   518,213     526,728
 Customer advances                                       109,642     110,539
 Contribution from suppliers                             236,652     234,958
 Non recourse debt                                     1,271,786   1,648,849
 Other accounts payable and accrued liabilities           39,277      56,066
 Contingency                                              12,879      21,894
------------------------------------------------------------------------------
 Total long-term liabilities                           2,188,449   2,599,034
------------------------------------------------------------------------------
 Minority interest                                        10,167      12,611
------------------------------------------------------------------------------
 Shareholders' equity                                  1,137,135   1,169,225
------------------------------------------------------------------------------
 Total liabilities and shareholders' equity            5,432,893   5,955,998
------------------------------------------------------------------------------

                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A

                        CONSOLIDATED STATEMENTS OF INCOME
              (in thousands of U.S. dollars, except per share data)



                                         Three months ended December 31,     Year ended December 31,
                                               2002            2003            2002        2003
Gross sales:
-----------------------------------------------------------------------------------------------------
Domestic market                                   13,469           35,452       58,342       105,825
Foreign market                                   791,369          624,715    2,493,313     2,052,828
Sales deductions                                  (6,651)         (11,083)     (25,855)      (15,193)
-----------------------------------------------------------------------------------------------------
Net sales                                        798,187          649,084    2,525,800     2,143,460
-----------------------------------------------------------------------------------------------------
Cost of sales and services                      (485,897)       (410,334)  (1,531,720)    (1,335,032)
-----------------------------------------------------------------------------------------------------
Gross profit                                     312,290         238,750      994,080        808,428
-----------------------------------------------------------------------------------------------------
Operatinq expenses:
-----------------------------------------------------------------------------------------------------
Selling expenses                                (77,011)         (57,882)    (211,015)     (206,246)
Research and development                        (45,654)         (47,454)    (158,499)     (173,215)
General and administrative                      (21,530)         (35,504)    (109,673)     (114,743)
Employee profit sharing                         (10,197)         (12,497)     (25,222)      (20,399)
Other operating expense, net                    (15,577)         (12,698)     (20,498)      (18,987)
Equity in income (loss) from affiliates             109               (1)         389            50
-----------------------------------------------------------------------------------------------------
Income from operations                          142,430           72,714      469,562       274,888
-----------------------------------------------------------------------------------------------------
Interest(expense) income, net                   (25,180)         (10,384)      80,456      (140,755)
Financial transaction loss, net                  15,098           (3,079)    (135,647)      (16,500)
Other non-operating income (expense), net          (521)          (1,228)      (1,394)       (9,362)
-----------------------------------------------------------------------------------------------------
Income before income taxes                      131,827           58,023      412,977       108,271
-----------------------------------------------------------------------------------------------------
Provision for income taxes                      (53,384)           9,689     (188,502)       27,990
-----------------------------------------------------------------------------------------------------
Income before minority interest                  78,443           67,712      224,475       136,261
-----------------------------------------------------------------------------------------------------
Minority interest                                (1,033)             157       (1,883)         (217)
-----------------------------------------------------------------------------------------------------
Net income                                       77,410           67,869      222,592       136,044
-----------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
 Basic
   Common                                          0.10             0.09         0.30          0.18
   Preferred                                       0.11             0.10         0.33          0.20


 Diluted
   Common                                          0.10             0.09         0.30          0.18
   Preferred                                       0.11             0.10         0.33          0.20


WEIGHTED AVERAGE SHARES (thousands of shares)
 Basic
   Common                                       242,544          242,544       242,544      242,544
   Preferred                                    469,527          472,635       454,414      471,228


 Diluted
   Common                                       242,544          242,544       242,544      242,544
   Preferred                                    473,254          477,892       459,415      474,840
-----------------------------------------------------------------------------------------------------
Earnings per share - ADS basic (US$)             0.4487           0.3917        1.3192       0.7867
-----------------------------------------------------------------------------------------------------
Earnings per share - ADS diluted (US$)           0.4463           0.3874        1.3095       0.7807
-----------------------------------------------------------------------------------------------------


                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. dollars)


                                           Three months ended on December 31,  Year ended December 31,
                                                   2002            2003         2002        2003

Operating activities:
-----------------------------------------------------------------------------------------------------
Net income                                              77,409        67,869      222,592     136,044
-----------------------------------------------------------------------------------------------------
 Adjustments to reconcile net income to net cash provided by (used in) operating activities:
-----------------------------------------------------------------------------------------------------
Depreciation and amortization                           14,926        10,956      55,602      58,878
Provision for doubtful accounts                            328         1,653       1,436       4,433
Provision for inventory obsolescence                    16,067       (12,193)     22,061     (18,042)
Deferred income and social contribution tax            (20,457)       (8,370)     21,054     (35,676)
Foreign exchange gain/loss                               1,428         3,014      (7,243)      6,547
Loss (gain) on the disposition of assets                (2,566)        1,846       1,119       1,113
Equity in (income) loss from affiliates                   (109)            -        (389)        (50)
Minority interest                                        1,034          (154)      1,883         219
Effect of exchange rate on cash denominated in         (30,580)       (2,050)    211,481     (38,240)
other currencies
                                                        ------        ------     -------    --------
                                                        57,480        62,571     529,596     115,226
-----------------------------------------------------------------------------------------------------
Changes in assets and liabilities                     (226,222)      372,627      46,057     124,409
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating              (168,742)      435,198     575,653     239,635
activities
-----------------------------------------------------------------------------------------------------
Investing activities:
-----------------------------------------------------------------------------------------------------
Purchase of property, plant and equipment              (10,743)      (22,835)   (111,030)    (64,765)
Proceeds from the sale of property, plant and              385            80         790       2,395
equipment
Additions to Held to maturity investments              (14,939)       (8,508)    (24,046)    (10,297)
Proceeds from Held to maturity investments              43,248             -      43,248           -
Business acauisitions - MRO assets                           -             -     (13,178)          -
-----------------------------------------------------------------------------------------------------
Net cash used in investing activities                   17,951       (31,263)   (104,216)    (72,667)
-----------------------------------------------------------------------------------------------------
Financing activities:
-----------------------------------------------------------------------------------------------------
Repayment of loans                                    (333,208)       (127,654) (1,071,452)  (427,247)
Proceeds from borrowings                               365,505         110,563     862,036    902,955
Proceeds from the issuance of shares                       680           2,221       1,194      3,971
Dividends /Interest on capital paid                    (12,985)         (4,622)   (134,421)   (67,494)
Payments on capital lease obligations                   (3,034)         (2,007)     (9,792)    (8,395)
-----------------------------------------------------------------------------------------------------
Net cash provided (used) by financing                   16,958         (21,499)   (352,435)   403,790
activities
-----------------------------------------------------------------------------------------------------
Effect of exchange rate on cash denominated in          30,579           2,050    (211,482)    38,240
other currencies
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents       (103,254)        384,486    (92,480)    608,998
-----------------------------------------------------------------------------------------------------
Cash and cash eauivalents at beginning of              760,076         881,334    749,302     656,822
period
-----------------------------------------------------------------------------------------------------
Cash and cash eauivalents at end of period             656,822       1,265,820    656,822   1,265,820
-----------------------------------------------------------------------------------------------------
